Exhibit 99.3

Dear Investor,

I am pleased to report that the company witnessed 10.73% sequential revenue growth in Q3 on the back of strong volume growth and price stability. Revenue for the quarter at Rs.662.70 crore well exceeded our forecasted range of Rs.620 crore to Rs.630 crore. Earnings Per Share (EPS) for Q3 at Rs.4.63, was again well above our forecasted range of Rs.4.05 to Rs.4.15.

Among established verticals, Manufacturing, Insurance and Healthcare contributed substantially to the growth. The number of customers with an annual run rate of one million dollars increased to 77 in Q3 from 72 in Q2. We have added 29 new customers in Q3 including six Fortune 500 companies. It is significant to mention that 75% of our new customer wins last quarter came in competition with large Indian players and global IT services companies with enhanced offshore capabilities. Today, there are specific areas in the enterprise space where we are acknowledged as leaders, evidenced by a 26% sequential growth in packaged software business.

Pricing has remained stable and in fact, new customer acquisitions are at marginally higher than current average prices. Of the key cost drivers impacting profitability, salary cost increase was the primary reason for the margin decline in Q3. However, this was partially offset by cost containment in S, G&A expenses.

Net manpower addition during the quarter at 1087 is the highest quarterly increase in the past three years. 60% of this was at the entry level in order to prepare for the future and leverage lower costs. Enhanced compensation, wider spectrum of opportunities and leadership development initiatives should bring the attrition level under control.

In major markets, the drive to leverage the compelling value proposition offered by companies such as Satyam continues to be strong despite a more visible outcry from certain quarters against offshoring. For instance, the number of customer visits we have seen in this quarter is more than twice the number in the corresponding quarter an year ago. Our ability to convert these opportunities is enhanced by our global footprint, verticalized approach and deep horizontal competencies.

On the back of continued momentum visible in our markets, we expect revenue growth for FY04 in US$ terms to be around 31%, up from the earlier forecasted range of 26% to 28%. EPS for the year is expected to be between Rs.17.77 to Rs.17.84, up from Rs.16.69 to Rs.16.95 guided earlier (inclusive of Rs.0.44 from sale of stake in Sify).

Specific opportunities for acquisition oriented growth are under evaluation to add to our domain, technology and customer reach.

Nipuna, our BPO subsidiary, recorded a revenue of Rs.3.49 crore in Q3, and now has 297 employees working for eight customers. In Q4, we would be investing to enhance Nipuna’s seat capacity to thrice the current level.

B. Ramalinga Raju
Chairman

Table of Contents
Financial Highlights — Indian GAAP	2
Balance Sheet	3
Financial Highlights — US GAAP	4
Subsidiaries, Joint Ventures and Associated Companies	5
Business Outlook	5
Business Highlights	6
Operational Parameters for Q3, fiscal 2004	8

Note: All financial data of Satyam as per Indian
GAAP standalone unless mentioned otherwise.

• Revenue up 12% QonQ	• FY04 revenue guidance increased to 31%

Satyam Computer Services Limited	1

Financial Highlights - Indian GAAP

Profit and Loss Account Summary for the quarter ended

	Rs. in crore, except per share data

	December		Growth over		Growth over
			Dec. 2002		Sept. 2003
			Quarter	September	Quarter
	2003	2002	(%)	2003	(%)

Income
Services
- Exports	647.58	517.34	25.18	581.88	11.29
- Domestic	15.12	4.92	207.27	16.61	(8.98)
Total Services Income	662.70	522.26	26.89	598.49	10.73

Expenditure
Personnel Expenses	358.00	245.23	45.99	304.04	17.75
Operating and Administration Expenses	130.91	117.61	11.31	127.88	2.37
	488.91	362.84	34.75	431.92	13.19
Operating Profit (EBITDA)	173.79	159.42	9.01	166.57	4.33
EBITDA margin	26.22%	30.53%		27.83%
Financial Expenses	0.18	0.19	(4.98)	0.19	(3.17)
Depreciation	28.27	30.42	(7.08)	28.47	(0.71)
Operating profit after interest and depreciation	145.34	128.81	12.83	137.91	5.39
Other Income	28.45	(0.76)		37.59	(24.30)
Profit before tax	173.79	128.05	35.72	175.90	(0.97)
Provision for Taxation	27.92	11.31	146.88	27.91	0.04
Profit After Taxation	145.87	116.74	24.95	147.59	(1.17)
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	4.63	3.71	24.80	4.69	(1.32)
Diluted	4.58	3.70	23.78	4.69	(2.29)
Total Services Income (in US$ mn)	145.65	108.22	34.59	130.05	11.99
Profit After Taxation (in US$ mn)	32.06	24.19	32.53	32.07	(0.04)

•	For Q3 Satyam recorded a total income of Rs.691.15 crore (US$151.90), an increase of 8.66% over Q2
•	For the nine months ended December 31, 2003 Satyam recorded a total income of Rs.1897.58 crore (US$410.91mn) and a net profit of Rs.414.95 crore (US$89.85 mn)

CFO’s Comment

EPS for the quarter has shown a substantial increase of 9% over the previous quarter’s EPS, excluding profit on sale of stake in Sify, on the back of strong revenue growth and forex gain of Rs.4 crore

- V. Srinivas

2	Satyam Computer Services Limited

Balance Sheet as at

			Rs. in crore

	December 31
			September 30
	2003	2002	2003

Sources of Funds
Shareholders’ Funds
(a) Share Capital	63.18	62.91	62.91
(b) Share application money pending allotment	1.05	—	0.05
(c) Reserves and Surplus	2,468.66	2,185.84	2,293.32

	2,532.89	2,248.75	2,356.28
Loan Funds
(a) Secured Loans	6.75	7.05	7.38
(b) Unsecured Loans	—	—	2.29

	2,539.64	2,255.80	2,365.94

Application of Funds
Fixed Assets
(a) Gross Block	817.58	764.56	803.22
(b) Less: Depreciation	572.90	462.13	544.94

(c) Net Block	244.68	302.43	258.28
(d) Capital Work in Progress	31.22	35.95	29.15

	275.90	338.38	287.43
Investments	73.76	141.92	56.49
Deferred Tax Asset / (Liability)	6.18	1.54	7.10
Current Assets, Loans and Advances
(a) Sundry Debtors	552.28	457.31	521.32
(b) Cash and Bank Balances	1,744.79	1,411.15	1,631.23
(c) Loans and Advances	94.92	178.85	110.96
(d) Other Current Assets	72.87	4.50	53.84

	2,464.86	2,051.81	2,317.35
Less: Current Liabilities and Provisions
(a) Current Liabilities	216.52	211.03	208.42
(b) Provisions	64.54	66.82	94.01

	281.06	277.85	302.43

Net Current Assets	2,183.80	1,773.96	2,014.92

	2,539.64	2,255.80	2,365.94

Satyam Computer Services Limited	3

Financial Highlights — US GAAP

Unaudited Consolidated Statements of Operations summary for the quarter ended

	In thousands of US$, except per share data and as stated otherwise

			Growth over		Growth over
	December		Dec. 2002	September	Sept. 2003
			Quarter		Quarter
	2003	2002	(%)	2003	(%)

Revenues	$148,071	$120,837	22.54	$131,775	12.37
Gross profit	57,353	49,546	15.76	50,616	13.31
Operating income	29,891	15,754	89.74	28,933	3.31
Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	35,767	15,686	128.02	36,394	(1.72)
Income taxes	(6,194)	(2,491)	148.66	(6,047)	2.43
Income before equity in earnings / (losses) of associated companies	29,573	15,688	88.51	30,347	(2.55)
Equity in earnings / (losses) of associated companies, net of taxes	(584)	(538)	8.55	(789)	(25.98)
Net Income	$28,989	$15,150	91.35	$29,558	(1.93)
Earnings Per Share:
Basic (US$)	$0.09	$0.05	80.00	$0.09	0.00
Diluted (US$)	$0.09	$0.05	80.00	$0.09	0.00

Reconciliation between net profit as per Indian GAAP and US GAAP for the quarter ended

	In thousands of US$

	December
			September
	2003	2002	2003

Profit as per the Indian GAAP Financial Statements	$32,051	$24,183	$32,077
Add / (Deduct)
1 Profit / (Loss) of Subsidiaries and Associated companies	(2,488)	(4,031)	(1.953)
2 Deferred Stock Compensation Charge	(419)	(1,199)	(350)
3 Sale of shares in Sify — Difference in GAAP	—	—	(1,216)
4 Charge off of Put option issued to TRW Inc.	—	(4,301)	—
5 Others, net	(155)	498	1,000

Net Income / (Loss) as per USGAAP Financial Statements	$28,989	$15,150	$29,558

•	For the nine months ended December 31, 2003 revenue under US GAAP was US$401.39 mn, an increase of 16.88% over nine months of the previous year.

•	Net income under US GAAP was US$82.15 mn for the same period, an increase of 84.69% over the previous year’s net income.

4	Satyam Computer Services Limited

Subsidiaries, Joint Ventures and Associated Companies

Subsidiaries

Satyam Manufacturing Technologies Inc. (SMTI), a 100% subsidiary of Satyam, recorded net revenue of US$0.09 mn and a net loss of US$0.03 mn for the quarter ended December 31, 2003.

Satyam Computer Services (Shanghai) Company Limited, Satyam’s 100% subsidiary in China, recorded a revenue of 1.36 mn CNY (US$0.16 mn.) and a net loss of 1.16 mn CNY (US$0.14 mn) for the quarter ended December 31, 2003.

Satyam’s BPO subsidiary Nipuna Services Limited recorded a revenue of Rs.3.49 crore (US$0.77 mn) and a net loss of Rs.7.66 crore (US$1.68 mn) for Q3.

Joint Ventures

CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs.1.06 crore (US$0.23 mn) and a net loss of Rs.0.29 crore (US$0.06 mn) for Q3.

Satyam Venture Engineering Services, a joint venture between Satyam and Venture Corporation, US earned a revenue of Rs.11.94 crore (US$2.62 mn) and a net profit of Rs.0.26 crore (US$0.06 mn) for Q3.

Associate Company

Sify Ltd.’s (Sify) revenue for Q3 at US$15.62 mn was 37% higher than same quarter last year and 7% higher sequentially.
Sify recorded a net loss of US$2.25 mn while cash profit (in adjusted EBITDA) terms was US$0.97 mn compared to US$3.1 mn cash loss for the same quarter last year. Cash surplus generated from operations during the quarter after capital expenditure of US$1.94 mn was US$0.12 mn Sify ended the quarter with a cash balance of US$29.4 mn.

Q3: Performance Against Guidance

Parameters	Projected	Actuals
	Rs. in crore	Rs. in crore

Income from Software Services	620-630	662.70
EPS	4.05-4.15	4.63

Business Outlook*

The Company’s outlook for the quarter ending March 31, 2004 is as follows:

Income from software services is expected to be between Rs.690 crore and Rs.700 crore. EPS for the quarter is expected to be between Rs.4.58 and Rs.4.65.

The Company’s outlook for the fiscal year ending March 31, 2004 is as follows:

Income from software services is expected to be between Rs.2511 crore and Rs.2521 crore, translating into a growth of around 31% in US$ terms. EPS for the fiscal is expected to be between Rs.17.77 and Rs.17.84, including Rs.0.44 per share due to profit on sale of our stake in Sify Ltd.

*	Outlook is based on exchange rate of Rs.45.45/US$

Satyam Computer Services Limited	5

Business Highlights

Maintaining the momentum of the last quarter, Satyam added 29 new customers which included six Fortune 500 companies during Q3 of 2003-04.

The list of new clients included one of the world’s largest tire company, a Fortune 500 manufacturer of snack foods, a major worldwide electric and electronic product manufacturer and a leading North American Bank. During the quarter, Satyam also acquired its first customer in the biotechnology industry, a prominent US-based company that provides essential life science technologies for disease research, drug discovery, and commercial bioproduction.

Satyam’s Automotive vertical is currently well positioned to integrate its domain expertise with the latest technology to meet ever-changing customer needs. A global heavy equipment manufacturing giant selected Satyam for improving the supply chain of its Belgium plant. The assignment would involve one of the largest i2 implementations ever by an Indian IT company in Europe. Satyam staved off intense global competition to win a maintenance and application support services project for a large application portfolio of the Telematics and Navigation Services arm of a global auto major. Satyam has also begun work on a major initiative for a world famous auto manufacturer, involving the development of a retrospective system designed to integrate all key financial processes and enhance decision-enabling capabilities.

Notable project wins in the manufacturing vertical include an infrastructure outsourcing project for a global multi industry organization; and managing data center operations and application development for multiple divisions of a leading European consumer electronic goods manufacturer.

Satyam has been chosen as one of the two preferred information technology vendors for a long-term outsourcing relationship by Bear Stearns, a leading US-based S&P 500 global investment banking, securities trading and brokerage firm.

Satyam’s constant endeavor has been to provide better–designed services to cater to the complete range of operations in the Insurance vertical. This has ensured the strengthening of long-standing customer relationships and enabled a movement up the value chain. For a large US P&C insurer, Satyam has brought about substantial productivity gains and cost savings through 24X7 support in their application testing and production support services. Adding re-engineering and development of their Sales and Agency Management Systems, Satyam expanded the services portfolio further. Another large US P&C insurer has entrusted the task of modernizing their MIS to Satyam. For a large US Top10 life insurer, Satyam successfully reengineered the fund management system and flagged off SLA-based services for core administration and customer facing systems.

Satyam’s growing proficiency in the life sciences and pharmaceutical space resulted in the addition of yet another global top10 pharma company in Q3. The company chose Satyam for optimizing and automating their lab data acquisition systems to enable ease of maintenance and cost savings. Satyam also provides support in computer validation of their systems for FDA compliance. For a large US-based health insurance conglomerate, Satyam is developing an enterprise business services’ system, replacing the existing dissimilar and multiple-user interfaces with a singular user interface.

Satyam implemented SAP at Eagle Insurance, one of the bigger players in the insurance sector in Sri Lanka, within a record period of seven weeks, making it one of the fastest implementations of SAP worldwide. Satyam has set up a SAP-RFID competency centre to address the huge emerging opportunity of integrating SAP applications with RF equipment. Satyam has already won an order to implement an end-to-end SAP RF-based solution for a large overseas aluminum company, that ensures adopting RF technology in tracking and accessing applications on SAP.

Satyam is a part of a consortium that won the order for the design and development of Airport Information Management System for the New Bangkok International Airport, expected to be the largest in ASEAN. Satyam has the responsibility for integrating the various airport operational database systems and airport information management systems, besides designing and developing the airport information kiosks.

6	Satyam Computer Services Limited

Nipuna Services Limited

During Q3, Nipuna has added two new customers taking its total customer base to eight. A US-based global provider of purchasing services has chosen Nipuna for providing purchasing and accounting support. Nipuna enhanced its presence in the insurance vertical by establishing a relationship with a leading US-based administrator of insurance and product services. The customer has engaged Nipuna for claims administration services that include claims data capture and claims adjudication. Due diligence of the work for these customers has been completed and these are in project mode. Nipuna also completed due diligence of the help desk activities of a customer in the US, in the publication business.

Employee count has increased to 297 as a result of ramp up in existing operations. There are increasing instances of current customers showing interest to outsource business processes related to other functions which augurs well for the near future. To meet increasing business needs, Nipuna is enhancing the present seat capacity by adding 300 seats at Hyderabad and 300 seats at Bangalore. The new facilities are expected to be ready by the first week of March 2004.

Satyam wins the Tenth Annual IBM Lotus Awards for the Best Knowledge and Content Management Solution for a Knowledge Management Engagement with an Indian Fortune 500 customer in the oil industry.

As one of our industry ‘s most prestigious awards, the Lotus Awards (previously known as the Lotus Beacon Awards) have honored outstanding solutions from around the world for a decade.

The solution is an interactive web portal for creating, organizing, maintaining, enhancing and effective utilization of knowledge resources for the customer’s R&D Center. The portal involves integration of almost all Lotus products and WebSphere portal server to provide a unified solution.

Satyam Computer Services Limited	7

Operational parameters for Q3, fiscal 2004

A. Revenue Analysis (in %)

Analysis Revenue Growth (in %)

Particulars	Q3 2004	Q2 2004	Q3 2003	FY 2003

Increase / (Decrease) in revenue in US$ terms	11.99	9.36	5.39	15.12
Increase / (Decrease) in revenue due to change in:
- Volume (Hours billed)	12.08	9.87	5.56	22.79
- Billing rate	(0.09)	(0.51)	(0.17)	(7.66)
- US$ exchange rate	(1.26)	(2.42)	(0.76)	1.71
Increase / (Decrease) in revenue in Rs. terms	10.73	6.94	4.63	16.84

Break up of export revenue between offshore and onsite (%)

Location	Q3 2004	Q2 2004	Q3 2003	FY 2003

Onsite	58.15	57.05	54.21	53.11
Offshore	41.85	42.95	45.79	46.89
Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q3 2004	Q2 2004	Q3 2003	FY 2003

North America	73.50	74.83	76.96	76.89
Japan	1.72	2.70	2.49	2.42
Europe	14.03	12.51	12.54	12.41
Rest of the World	10.75	9.96	8.01	8.28
Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q3 2004	Q2 2004	Q3 2003	FY 2003

Software Design and Development	45.53	48.16	50.28	49.11
Software Maintenance	22.54	24.45	26.46	26.61
Packaged Software Implementation	27.69	24.54	21.05	21.33
Engineering Design Services	4.24	2.85	2.21	2.95
Total	100.00	100.00	100.00	100.00

Revenue by line of business (%)

Line of Business	Q3 2004	Q2 2004	Q3 2003	FY 2003

Banking & Finance	16.56	19.65	20.48	22.33
Insurance	15.00	13.77	16.34	14.77
Manufacturing	32.40	31.37	33.28	32.96
Telecommunication	11.36	11.51	9.88	9.95
Healthcare	6.96	6.83	2.70	3.49
Others	17.72	16.87	17.32	16.50
Total	100.00	100.00	100.00	100.00

8	Satyam Computer Services Limited

Revenue by contract type (%)

Contract	Q3 2004	Q2 2004	Q3 2003	FY 2003

Time & Material	67.35	68.76	70.89	71.53
Fixed Bid	32.65	31.24	29.11	28.47
Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter

Particulars	Sequential	Year on Year

Onsite	(0.23)	(1.73)
Offshore	(0.04)	(1.04)
Domestic	6.08	5.47

B. Associate Data

Location wise breakup of Associates

Particulars	Q3 2004	Q2 2004	Q3 2003

Onsite	3,085	3,174	2,295
Offshore	8,007	7,072	6,122
Domestic	354	201	164
Total Technical	11,446	10,447	8,581
Support	891	803	723
Total	12,337	11,250	9,304

Utilisation / Loading rates (in %)

Particulars	Q3 2004	Q2 2004	Q3 2003	FY 2003

Onsite	96.06	96.04	97.95	97.12
Offshore	79.97	78.02	75.90	75.12
Domestic	97.87	84.17	76.12	76.33
Offshore with trainees	76.52	73.86	75.90	74.57

C. Customer Information

Revenue Contribution (in %)

Revenues from	Q3 2004	Q2 2004	Q3 2003	FY 2003

Top client	12.92	16.96	17.70	17.53
Top 5 clients	36.92	39.69	40.30	40.37
Top 10 clients	49.54	52.04	53.69	53.04

Revenue from existing business and new business (%)

	Q3 2004	Q2 2004	Q3 2003

Existing business	90.47	92.07	84.44
New business	9.53	7.93	15.56
Total	100.00	100.00	100.00

Other Information

Particulars	Q3 2004	Q2 2004	Q3 2003

New customers added	29	27	24
Number of active customers	301	294	272
Receivable days	75	78	79

Satyam Computer Services Limited	9

About Satyam Computer Services Ltd.

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 12,000 highly skilled Satyam professionals work onsite, offshore or offsite, to provide customized IT solutions for companies in several industry sectors.

Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centers in India, the USA, the UK, Middle East, Malaysia, Singapore, China, Japan and Australia serve over 300 global customers, of which more than 90 are Fortune 500 corporations. The Satyam marketing network spans 45 countries, across five continents.

For more information visit us at: www.satyam.com

Safe Harbor

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6K concerning the fiscal quarter ended September 30, 2003 furnished to the United States Securities Exchange Commission on November 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov

Mayfair Centre, S.P. Road, Secunderabad 500 003. Ph: +91-40-27843222 Fax: +91-40-27840058.
email: murti_t@satyam.com website: www.satyam.com

10	Satyam Computer Services Limited